Via Facsimile and U.S. Mail
Mail Stop 6010


June 7, 2005


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Form 10-Q for Quarter Ended March 31, 2005
	File No.  000-30347

Dear Mr. Gray:

      We have reviewed your filings and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 41

1. We note from your disclosures in Note 11(b) of your consolidated financial statements that you are obligated to pay license fees, royalties and milestones. Please assess whether these payments meet the criteria as a purchase obligation and, if these payments should be shown in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K, tell us why you have neither included them in the table nor in a discussion in the liquidity and capital resource section of the MD&A. Please refer to Financial Reporting Release 72, section IV.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(11) Commitments

(b) License Agreements, page 79

2. Please tell us how recording an accrual for scientific and clinical milestones over the period that the work required to meet the milestone is completed is consistent with SFAS 5. It would appear that management`s best estimate of the accrual should be recorded at the point and time the milestone is probable and estimable. If the milestone relates to FDA approval, please tell us how management is able to determine that the milestone is probable.

Form 10-Q for the Quarter Ended March 31, 2005

Notes to Condensed Consolidated Financial Statements

3. Genentech Collaboration Accounting

3. We have the following comments related to your collaboration arrangement with Genentech:

* Please tell us why you believe EITF 01-09 is the appropriate literature to account for the amount reimbursable to Genentech for research and development costs incurred by Genentech.

* Please clarify to us why the excess of costs incurred over the cumulative revenues recognized is first charged against deferred revenue. It is not clear why incurring costs above the cumulative revenue recognized is the completion of the earning process.

* Please tell us your consideration of EITF 99-19 and EITF 00-21 in regards to the arrangement with Genentech. In addressing EITF 99-19, please provide to us your analysis of each criteria within EITF
99-
19, who the primary obligor is in this arrangement and who the customer is in the arrangement. In addressing EITF 00-21, please provide to us your evaluation of the separate units of accounting at inception and at the point that each item in the arrangement is delivered.

*    *    *    *


      Please provide us a supplemental letter with detailed explanations keyed to our comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Michael P. Gray
Curis, Inc.
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